SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Allena Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, $.001 par value per share

(Title of Class of Securities)

018119107

(CUSIP Number)

November 6, 2017

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-l(d)

CUSIP No. 74366E102	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Pharmstandard International S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,037,267
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,037,267
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,037,267
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.02%*

*   Based on 20,670,254 shares of the Issuer’s common stock outstanding as of December 11, 2017, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2017 and filed with the SEC on December 14, 2017.

12	TYPE OF REPORTING PERSON* CO

CUSIP No. 74366E102	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Joint Stock Company Pharmstandard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,037,267
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,037,267
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,037,267
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.02%*

*   Based on 20,670,254 shares of the Issuer’s common stock outstanding as of December 11, 2017, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2017 and filed with the SEC on December 14, 2017.

12	TYPE OF REPORTING PERSON* HC

CUSIP No. 74366E102	13G	Page 4 of 9 Pages

Item 1 (a).	Name of Issuer:

Allena Pharmaceuticals, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

One Newton Executive Park, Suite 202

Newton, MA 02462

Item 2 (a).	Name of Person(s) Filing:

Pharmstandard International S.A. (“Pharmstandard International”)

Joint Stock Company “Pharmstandard” (“Pharmstandard”)

Attached as Exhibit 99.1 is a copy of the Joint Filing Agreement between the reporting persons, pursuant to which they agree that this Schedule 13G is filed on behalf of each of them.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

Principal business office for Pharmstandard International:

65, Boulevard Grande Duchesse Charlotte

Luxembourg, Grand Duchy of Luxembourg L-1331

Principal business office for Pharmstandard:

Likhachevsky proezd 5 “B”, Moscow region,

Dogoprudny town, Russian Federation 141700

Item 2 (c).	Citizenship:

Pharmstandard International is a Luxembourg societe anonyme

Pharmstandard is a Russian joint stock company

Item 2 (d).	Title of Class of Securities:

Common Stock, $0.001 par value per share.

Item 2 (e).	CUSIP Number:

74366E102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 74366E102	13G	Page 5 of 9 Pages

(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

	☐	If this statement is filed pursuant to Rule 13 d-1(c), check this box.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

	Pharmstandard International		Pharmstandard
(a) Amount beneficially owned:	1,037,267	(1)	1,037,267	(1)
(b) Percent of class:	5.02	%(2)	5.02	%(2)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:	1,037,267	(1)	l,037,267	(l)
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:	1,037,267	(1)	1,037,267	(1)

(1)	As of the date hereof Pharmstandard, as parent of Pharmstandard International, holds directly or indirectly a majority interest in the outstanding equity securities of Pharmstandard International and may therefore be deemed to beneficially own the shares covered by this Schedule 13G.
(2)	Based on 20,670,254 shares of the Issuer’s common stock outstanding as of December 11, 2017, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2017 and filed with the SEC on December 14, 2017.

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

CUSIP No. 74366E102	13G	Page 6 of 9 Pages

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

CUSIP No. 74366E102	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018
(Date)

PHARMSTANDARD INTERNATIONAL S.A.

By:	/s/ Eriks Martinovskis
Name: Eriks Martinovskis
Title: Director

CUSIP No. 74366E102	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018
(Date)

JOINT STOCK COMPANY PHARMSTANDARD

By:	/s/ Fedlyuk Viktor
Name: Fedlyuk Viktor
Title: Deputy General Director for Legal Affairs